DEFIANCE MINING CORPORATION

RIO NARCEA GOLD MINES, LTD.

NEWS RELEASE

August 30, 2004

DEFIANCE SHAREHOLDERS VOTE 99.9% IN FAVOUR
OF THE PLAN OF ARRANGEMENT WITH RIO NARCEA

Toronto – Defiance Mining Corporation (TSX: DM) (“Defiance”) and Rio Narcea Gold Mines, Ltd. (TSX: RNG; AMEX: RNO) (“Rio Narcea”) are pleased to announce the results of today’s special shareholders meeting of Defiance called to approve the Plan of Arrangement with Rio Narcea, pursuant to which Defiance shareholders will receive 1 common share of Rio Narcea for every 5.25 common shares of Defiance.  Shareholders of Defiance voted 99.92% of the votes cast (representing 44,773,533 common shares) in favour of the transaction. A court date to approve the Plan of Arrangement is scheduled for Wednesday, September 1, 2004 and, subject to court approval, the transaction is expected to close on Friday, September 3, 2004.

For further information contact:

Rio Narcea Gold Mines, Ltd. Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159 or	Defiance Mining Corporation John W.W. Hick President and CEO Tel: (416) 956 7470 Fax: (416) 956 7471 jhick@defianceminingcorp.com or
Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326 gold@rionarcea.com www.rionarcea.com	J.C. St-Amour Senior V.P. Corporate Development Tel: (416) 956 7470 Fax: (416) 956 7471 jcst-amour@defianceminingcorp.com www.defianceminingcorp.com

Cautionary Statements

This press release is not an offer of securities for sale in the United States or Canada. Securities of Rio Narcea and Defiance may not be offered or sold in the United States or Canada absent registration or qualification or an exemption from registration or qualification.

Safe Harbour Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Rio Narcea or Defiance to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, as well as those factors discussed in the section entitled “Risks of the Business” in the annual information form of Rio Narcea and in the section entitled “Risks and Uncertainties” in the annual information form of Defiance, each for the year ended December 31, 2003.  Although Rio Narcea and Defiance have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.  Investors and securities holders should refer to the respective annual information forms of Rio Narcea and Defiance, each for the year ended December 31, 2003, and material change reports filed by each company since January 1, 2004 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.  United States investors are advised that while the terms “measured” and “indicated” resources are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever by converted into reserves.